UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Dril-Quip, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-13439	74-2162088
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6401 N. ELDRIDGE PARKWAY HOUSTON, TEXAS	77041
(Address of principal executive offices)	(Zip Code)

James C. Webster, (713) 939-7711

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1 for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Disclosure Requirement

This disclosure for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC reporting companies whose manufactured products contain “Conflict Minerals” that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten. If a company can establish that its necessary Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or from recycled or scrap sources, or if the company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries or reasonably believes that its necessary Conflict Minerals did come from recycled or scrap sources, it must disclose that determination, submitting a Form SD that includes a description of the Reasonable Country of Origin Inquiry it undertook in making its determination and the results of that inquiry.

The Company

This disclosure has been prepared by management of Dril-Quip, Inc. (the “Company”). Unless otherwise indicated, the terms “Company,” “Dril-Quip,” “we,” “us” and “our” refer to Dril-Quip, Inc., together with its subsidiaries. The information in this disclosure includes the activities of all subsidiaries that are required to be consolidated.

The Company designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company’s principal products consist of subsea and surface wellheads, subsea and surface production trees, subsea control systems and manifolds, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, liner hangers, wellhead connectors and diverters. Dril-Quip’s products are used by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. Dril-Quip also provides technical advisory assistance on an as-requested basis during installation of its products, as well as rework and reconditioning services for customer-owned Dril-Quip products. In addition, Dril-Quip’s customers may rent or purchase running tools from the Company for use in the installation and retrieval of the Company’s products.

Reasonable Country of Origin Inquiry

Pursuant to the Rule, we conducted, in good faith, a reasonable country of origin inquiry concerning any Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, for sale by Dril-Quip during the year ended December 31, 2015. As part of our analysis, we assessed our manufactured products to identify Conflict Minerals scope and risk. As a result of our analysis, we identified the following products containing Conflict Minerals:

•	Pipe thermal coating spray, which contains tungsten;

•	Welding wire, which contains tantalum; and

•	Control system electrical circuit connections, which contain gold.

Our analysis concluded that these Conflict Minerals are contained in components of our products manufactured by and purchased from our suppliers. Our analysis further determined that no other Conflict Mineral or Conflict Mineral derivative is contained as a necessary element to the functionality or production of any product manufactured for sale by the Company.

In 2014, we adopted a Conflict Minerals policy. Under the policy, we expect each of our suppliers to respond to inquiries related to Conflict Minerals, to undertake appropriate due diligence and to conduct its operations in an ethical manner.

We surveyed all suppliers of components of our products that contain tungsten, tantalum and gold and received responses from approximately 96% of such suppliers. No supplier provided any reason for the Company to believe that Conflict Minerals contained in components supplied to us originated in the Covered Countries.

The Company has completed its Reasonable Country of Origin Inquiry for the year ended December 31, 2015 and has determined that it has no reason to believe that the Conflict Minerals contained in components necessary to the functionality or production of its products manufactured for sale may have originated from the Covered Countries. The Company uses no other Conflict Mineral or Conflict Mineral derivative as a necessary element to the functionality or production of any product it manufactures for sale.

As a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our conclusions are necessarily based on information from our direct and indirect suppliers. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

In accordance with the Rule, this disclosure is available on the Company’s website at www.Dril-Quip.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dril-Quip, Inc.

By:	/s/ James C. Webster
James C. Webster
Vice President—General Counsel and Secretary

Date:	May 19, 2016